THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 27, 2015

VIA EDGAR

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (File No. 333-160918 and File No. 811-22321)
The MainStay Funds (File No. 033-02610 and File No. 811-04550)
MainStay VP Funds Trust (File No. 002-86082 and File No. 811-03833-01)
Private Advisors Alternative Strategies Fund (File No. 333-178596 and File No. 811-22647)
Private Advisors Alternative Strategies Master Fund (File No. 333-178597 and File No. 811-22647) (the “Registrants”)

Dear Ms. Hatch:

This letter responds to comments that you provided telephonically on January 5, 2015 regarding various filings made by the Registrants on during 2013 and 2014.

MainStay Floating Rate Fund – Annual Report – October 31, 2013

Comment 1: You noted that in Note 2(A) Securities Valuation we refer to fair valuation measurement tables but those tables are not included in Note 2.

Response: These tables were not needed and the reference was inadvertently left in Note 2. We have corrected this on subsequent reports.

MainStay Asset Allocation Funds – Prospectus – February 28, 2014

Comment 1: You note that we include a line item for “Waivers/Reimbursements” in the Fees and Expenses of the Fund table but do not include a corresponding footnote.

Response: We will include the appropriate footnote in the prospectus dated February 27, 2015.

MainStay Intermediate Term Bond Fund (now known as MainStay Total Return Bond Fund) – Annual Report – October 31, 2013

Comment 1: You asked if we could revise the table in Note 2(P) Quantative Disclosure of Derivative Holdings to include the notional amount for futures contracts.

Response: We have made the requested edit for MainStay VP Funds Trust beginning with the Annual Report dated December 31, 2014. This change will be applied to all other funds going forward.

MainStay High Yield Opportunities Fund – Annual Report – October 31, 2013

Comment 1: You asked if in the financial highlights section the word “Net” should be added to the beginning of the line item “Expenses (including short sales expenses, before waiver/reimbursement)”.

Response: This Fund has a contractual expense cap of 1.30% for Class A with an equivalent reimbursement being applied to the other classes. This expense cap has been in place for all of the periods within the financial highlights tables shown in the annual report dated October 31, 2013. Accordingly, the line item “Expenses (including short sales expenses, before waiver/reimbursement)” is appropriate as it would reflect the expense ratios before any reimbursements were applied and not “net” of the reimbursements. It is also important to note that fiscal years 2013, 2012 and 2011 are footnoted with an (e) indicating that the reimbursement was not large enough to impact the expense ratio.

Comment 2: You asked us to explain why the liability for Dividends and Interest on Investments Sold Short ($7,311,294) was so much larger than the expense ($2,045,212).

Response: As discussed, approximately $7 million of the liability for Dividends and Interest on Investments Sold Short related to the Lehman collateral positions which had yet to be settled on the date of this Annual Report.

MainStay California Tax Free Opportunities Fund – Annual Report – October 31, 2013

Comment 1: In Note 2(H) Offering Costs we state that offering costs incurred by this Fund were amortized on a straight line basis during the period. You note that the period in question was less than 12 months and asked if there was any amount left over at the end of the period.

Response: The amount was adjusted and amortized during the period with nothing left over.

MainStay International Opportunities Fund – Annual Report – October 31, 2013

Comment 1: You asked if in the financial highlights section the word “Net” should be added to the beginning of the line item “Expenses (including short sales expenses, before waiver/reimbursement)”.

Response: See our response to Comment 1 under MainStay High Yield Opportunities Fund – Annual Report – October 31, 2013.

Private Advisors Alternative Strategies Master Fund – Form NQ

Comment 1: You note that the Form N-Q for this Fund does not show the tax cost and details regarding the tax unrealized appreciation/depreciation as required per Regulation S-X.

Response: Going forward, we will include this information in our Form N-Q filings.

Private Advisors Alternative Strategies Fund – Shareholder Report – March 31, 2014

Comment 1: You asked us to clarify Note 2 to state which entity receives the 5.00% early repurchase fee.

Response: This fee goes to the Fund and we will include this information in Note 2 going forward.

MainStay Marketfield Fund- Annual Report – December 31, 2013

Comment 1: You asked that we revise our disclosure in Note 2 to focus on what the Fund actually invested in during the period as required by applicable SEC guidance.

Response: We agree to adjust our Note 2 disclosure for all Funds as requested going forward.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary